UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GLOBIX CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

37957F200

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 37957F200

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen Singer, as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,331,008 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 4,331,008 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,331,008 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
12		TYPE OF REPORTING PERSON* IN

*See Instructions.

Item 1(a).	Name of Issuer:

Globix Corporation (“Globix”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

139 Centre Street
New York, NY 10013

Item 2(a).	Name of Person Filing:

Karen Singer, as Trustee

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Karen Singer
113 Jackson Drive
Cresskill, NJ 07626

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

common stock, $.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

37957F200

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned: 4,331,008 shares

(b) Percent of Class: 8.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,331,008 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 4,331,008 shares

(iv) Shared power to dispose or to direct the disposition of:

0 shares

          Karen Singer is the sole trustee of The Singer Children’s Management Trust (the “Trust”), which owns 3,393,496 shares of Common Stock, rights to purchase 20,000 shares of Common Stock at a purchase price of $2.75 per share and 699,098 shares of Globix preferred stock, which is convertible into Common Stock on a share-for-share basis. The rights to purchase 20,000 shares of Common Stock listed above were acquired in July 2005 pursuant to the terms of a debt-for-equity exchange agreement with Globix. The Trust also acquired 218,414 shares of Common Stock in June 2005.

          The Trust is for the benefit of the children of Karen Singer and Gary Singer. Karen Singer does not have any interest in the Common Stock other than in her capacity as trustee of the Trust and Karen Singer disclaims any other interest in the Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

          By signing below the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: February 13, 2006	/s/ Karen Singer

Karen Singer, as Trustee